January 19, 2007


By facsimile to (561) 237-0803

Mr. Joseph Visconti
Chairman, President, and Chief Executive Officer
ValueRich, Inc.
1804 North Dixie Highway, Suite A
West Palm Beach, FL 33407

Re:	ValueRich, Inc.
	Amendment No. 7 to Registration Statement on Form SB-2
	Filed January 17, 2007
File No. 333-135511

Dear Mr. Visconti

	We reviewed the filing and have the comments below. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

Executive Compensation, page 28

1. Please update your summary compensation table to include compensation for 2006. Please see telephone interpretation 8B.
under
J. Item 402 of Regulation S-K. If you granted options to officers of directors in 2006, please include the disclosure required by Items 402(c) and (d) of Regulation S-B.

Underwriting, page 32

2. If Lane Capital Markets has been in business for less than three years, please provide the information required by Item 508(b) of Regulation S-B.




Closing

	You may direct questions on accounting comments to Bret A. Johnson, Staff Accountant, at (202) 551-3753 or Anne M. McConnell, Senior Staff Accountant, at (202) 551-3709. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3767.

Very truly yours,




Jennifer R. Hardy
					    Legal Branch Chief

cc:	Hank Gracin, Esq.
	Lehman & Eilen LLP
	Mission Bay Plaza Office
	20283 State Road 7, Suite 300
	Boca Raton, FL 33498





Mr. Joseph Visconti
January 19, 2007
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE